UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

(Check One)

[X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ] Form N-SAR

For Period Ended:  December 31, 2003                SEC FILE NUMBER   0-28443
                 --------------------                               ------------
                                                    CUSIP NUMBER      23283B204
                                                                    ------------

[  ]  Transition Report on Form 10-K
[  ]  Transition Report on Form 20-F
[  ]  Transition Report on Form 11-K
[  ]  Transition Report on Form 10-Q
[  ]  Transition Report on Form N-SAR

For the Transition Period Ended:____________


PART I - REGISTRANT INFORMATION

Cytomedix, Inc.
--------------------------------------------------------------------------------
(Full Name of Registrant)


--------------------------------------------------------------------------------
(Former Name if Applicable)


 1523 South Bowman Rd., Suite A,                     Little Rock, AR   72211
--------------------------------------------------------------------------------
(Address of principal executive offices)             (City, State and Zip Code)


PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense; (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; and (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III - NARRATIVE

Cytomedix, Inc. (the "Company") has not been able to adequately prepare the 10-KSB for the year ended December 31, 2003. At this time, the Company is not in a position to make an accurate estimate of the effect of the recent financing on the Company's liquidity and prospects for the future. The financing, in addition to the offering disclosed on Form 8-K filed March 29, 2004, is in the process of closing, and the Company will be better equipped to discuss the Company on a going-forward basis once it determines the amount of working capital it will have for 2004 operations and for its clinical trials. The Company needs this additional time to complete the Form 10-KSB which will describe the Company's future financial condition and prospects for the future.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification


William L. Allender    (501) 219-2111
--------------------------------------------------------------------------------

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[X] Yes [ ] No

Any significant changes in results of operations for the year ended December 31, 2003, as compared to the year ended December 31, 2002, are attributable to the Company's bankruptcy during 2002. Because the Company was in bankruptcy during the first two quarters of 2002, it had limited operations. In addition, those quarters are not comparable to the first two quarters of 2003; prior to the implementation of fresh-start reporting on July 1, 2002, the Company operated as the Predecessor Company, as more fully described in the Company's 10-KSB for the year ended December 31, 2002.

Cytomedix, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


/s/William L. Allender
William L. Allender

Date: March 30, 2004